FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of March, 2022

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                 No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated March 14, 2022, announcing that Intelsat Expands In-Flight Connectivity Capabilities with Strategic Multimillion-Dollar Order for Gilat's SkyEdge IV Taurus Modems.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated March 14, 2022	By: /s/ Yael Shofar
Yael Shofar
General Counsel

Intelsat Expands In-Flight Connectivity Capabilities with
Strategic Multimillion-Dollar Order for Gilat's SkyEdge IV
Taurus Modems

Gilat's SkyEdge IV Taurus modems enhance user experience of Intelsat's global network with high-quality IFC for commercial aviation, regional aircraft, and business jets while leveraging interoperability with SkyEdge II-c

Petah Tikva, Israel, March 14, 2022 -- Gilat Satellite Networks Ltd. (Nasdaq: GILT, TASE: GILT), a worldwide leader in satellite networking technology, solutions, and services, announced today that Intelsat is expanding its in-flight connectivity (IFC) capabilities with a strategic multimillion-dollar order for Gilat’s SkyEdge IV Taurus modems.

SkyEdge IV Taurus is an ultra-high-performance modem for IFC designed to provide Wi-Fi internet and IPTV for passengers on commercial airlines, regional aircraft and business jets. Taurus is backward compatible, thus preserving past investments with the proven SkyEdge II-c platform, already deployed globally. This will enable Intelsat to continue to deliver high-quality IFC capabilities to its customers and an enhanced user experience, as well as to make a strategic move to embrace new technologies, such as those offered in the SkyEdge IV platform.

SkyEdge IV, launched earlier this month by Gilat, is a scalable, next-generation software-centric SATCOM ground system optimized for multi-orbit constellations and very high throughput satellites (VHTS). Gilat's SkyEdge IV Elastix Access Scheme enables high availability and superior operational efficiencies using adaptive transmission technologies to support a variety of IFC solutions using Taurus modems on different types of aircraft on a single network.

“Giving our customers the ability to provide air travelers the ultimate in-flight online experience is very important to us here at Intelsat. That’s why we continue to work with Gilat and are embracing their Taurus aero modem solution as a key element in our IFC offering," said Dave Bijur, senior vice president of Commercial Aviation at Intelsat. "With Taurus enhancing our in-flight capabilities, we stand ready to capture a larger share of the resurgent IFC market."

"It is precisely these passenger needs that are supported by SkyEdge IV Taurus, which enables delivery of reliable, high-performance connectivity solutions to air travelers. At this time, when the global IFC market is poised to rebound, more and more travelers will be relying on Intelsat, operator of one of the world’s largest integrated IFC satellite networks," said Amir Yafe, VP of Mobility & Global Accounts at Gilat. "We value our close partnership with Intelsat and are pleased to take part in this endeavor to expand their network with Gilat’s Taurus modems and our new SkyEdge IV platform.”

About Intelsat
As the foundational architects of satellite technology, Intelsat operates the world’s most trusted satellite telecom network. We apply our unparalleled expertise and global scale to connect people, businesses, and communities, no matter how difficult the challenge. Intelsat is building the future of global communications with the world’s first hybrid, multi-orbit, software-defined 5G network designed for simple, seamless, and secure coverage precisely when and where our customers most need it. Follow the leader in global connectivity and “Imagine Here,” with us, at Intelsat.com.

About Gilat
Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high-value competitive solutions, our portfolio comprises a cloud-based VSAT network platform, high-speed modems, high-performance on-the-move antennas, and high efficiency, high power Solid State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat's comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense, and public safety, all while meeting the most stringent service level requirements. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate," "project," "intend," "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance, or achievements of Gilat to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others, risks associated with the outbreak and global spread of the coronavirus (COVID-19) pandemic; changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements for any reason.

Contact:
Gilat Satellite Networks
Doreet Oren, Senior Director Corporate Communications
DoreetO@gilat.com

GK Investor and Public Relations
Ehud Helft, Managing Partner
ehud@gkir.com